SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                         PHOENIX RESTAURANT GROUP, INC.
                                (Name of Issuer)

                Shares of Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    719132102
                                 (CUSIP Number)

                             Lawrence S. Richardson
                         CNL Restaurant Properties, Inc.
                             450 South Orange Avenue
                             Orlando, FL 32801-3336
                                 (407) 540-2000

                                 with a copy to:

                             Kenneth C. Wright, Esq.
                              Baker & Hostetler LLP
                       200 South Orange Avenue, Suite 2300
                             Orlando, Florida 32802
                                 (407) 649-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   719132102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Denwest Foods, Ltd., 59-2984242

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)X (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida

      NUMBER OF         7       SOLE VOTING POWER
        SHARES                  16,622,222.4
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                         8       SHARED VOTING POWER
                                 0

                         9       SOLE DISPOSITIVE POWER
                                 16,622,222.4

                         10      SHARED DISPOSITIVE POWER
                                 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,622,222.4

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.2%

14    TYPE OF REPORTING PERSON (See Instructions)
      PN

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Denwest Foods II, Ltd., 59-3072747

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)X(b)

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)
      OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Florida

      NUMBER OF         7       SOLE VOTING POWER
        SHARES                  20,984,615.6
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        8       SHARED VOTING POWER
                                0

                        9       SOLE DISPOSITIVE POWER
                                20,984,615.6

                        10      SHARED DISPOSITIVE POWER
                                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       20,984,615.6

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
       X
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       39.3%

14     TYPE OF REPORTING PERSON (See Instructions)
       PN

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        CNL Growth Partners, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)X
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida

      NUMBER OF         7       SOLE VOTING POWER
        SHARES                  37,606,838
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        8       SHARED VOTING POWER
                                0

                        9       SOLE DISPOSITIVE POWER
                                37,606,838

                        10      SHARED DISPOSITIVE POWER

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          37,606,838

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          70.5   Footnote: 1

14        TYPE OF REPORTING PERSON (See Instructions)
          CO, General Partner of Denwest Foods, Ltd. and Denwest Foods II, Ltd.
_______________

1. CNL GP owns 0.2% directly and 99.8% as general partner of each of Denwest I and Denwest II.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        CNL Growth Corp., 59-2929363

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)X
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida

      NUMBER OF         7       SOLE VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                        8       SHARED VOTING POWER
                                0

                        9       SOLE DISPOSITIVE POWER
                                0

                        10      SHARED DISPOSITIVE POWER
                                0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0  Footnote: 1

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14        TYPE OF REPORTING PERSON (See Instructions)
          CO, Agent for Denwest Foods, Ltd. and Denwest Foods II, Ltd.

_______________

1. CNL GC as agent for Denwest I and Denwest II under the Debenture and the Loan and Security Agreement (as defined in Item 3 below) has the right to declare an Event of Default under the Loan and Security Agreement and/or convert the Debenture into shares of the Issuer's Common Stock at any time or from time to time. Post-conversion, CNL GC has no voting or disposition power with respect to Issuer's Common Stock.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        James M. Seneff, Jr.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)X
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida

      NUMBER OF         7       SOLE VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        8       SHARED VOTING POWER
                                37,606,838

                        9       SOLE DISPOSITIVE POWER
                                0

                        10      SHARED DISPOSITIVE POWER
                                37,606,838

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          37,606,838

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          70.5%

14        TYPE OF REPORTING PERSON (See Instructions)
          IN

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert A. Bourne

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)X  (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida
      NUMBER OF         7       SOLE VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                        8       SHARED VOTING POWER
                                37,606,838

                        9       SOLE DISPOSITIVE POWER
                                0

                        10      SHARED DISPOSITIVE POWER
                                37,606,838

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          37,606,838

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          70.5%

14        TYPE OF REPORTING PERSON (See Instructions)
          IN

Item 1.   Security and Issuer.

          This statement relates to shares of common stock, par value $0.10 per share (the "Common Stock"), of Phoenix Restaurant Group, Inc., a Georgia corporation (the "Issuer"). The Issuer's principal executive office is located at 1210 Briarville Road, Madison, Tennessee 37115.

Item 2(a) and (f).Names of Persons Filing; State of Organization or Citizenship.


         The members of the group are:

         (a)  Denwest Foods, Ltd., a Florida limited partnership ("Denwest I")

         (b)  Principal Business: Restaurant Management Business

         (c)  Address  of  Principal   Business  and  Principal   Office:   1210
              Briarville Rd. Madison, TN 37115

         (d) During the last five years, Denwest I has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Denwest I has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Denwest I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
         (a)  Denwest Foods II, Ltd., a Florida  limited  partnership  ("Denwest
              II")

         (b)  Principal Business: Restaurant Management Business

         (c)  Address  of  Principal   Business  and  Principal   Office:   1210
              Briarville Rd. Madison, TN 37115

         (d) During the last five years, Denwest II has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Denwest II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Denwest II was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

         (a)  CNL Growth Partners, Inc., a Florida corporation ("CNL GP")

         (b) Principal Business: Serve as management for entities that provide a wide array of customized financial solutions for restaurant operators.

         (c) Address of Principal Business and Principal Office: 450 South Orange Avenue Orlando, Florida 32801

         (d) During the last five years, CNL GP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CNL GP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding CNL GP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

         (a)  CNL Growth Corp., a Florida corporation ("CNL GC").

         (b) Principal Business: Provide a wide array of customized financial solutions for restaurant operators.

         (c) Address of Principal Business and Principal Office: 450 South Orange Avenue Orlando, Florida 32801

         (d) During the last five years, CNL GC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CNL GC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding CNL GC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

         (a)  James M. Seneff, Jr. ("Seneff")

         (b)  Business Address:
              450 South Orange Avenue
              Orlando, Florida 32801

         (c) Principal Occupation: Serve as management for entities that provide a wide array of customized financial solutions for restaurant operators. Address of employment: 450 South Orange Avenue Orlando, Florida 32801

             1980 to Present CNL Financial Group, Inc.          Director/Officer
             7/92 to Present Commercial Net Lease Realty, Inc. Director/Officer 5/94 to Present CNL American Properties Fund, Inc. Director/Officer 6/96 to Present CNL Hospitality Properties, Inc. Director/Officer 3/98 to Present CNL Retirement Properties, Inc. Director/Officer

         (d) During the last five years, Seneff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Seneff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Seneff was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  U.S. Citizen

--------------------------------------------------------------------------------

         (a)  Robert A. Bourne ("Bourne")

         (b)  Business Address:
              450 South Orange Avenue
              Orlando, Florida 32801

         (c) Principal Occupation: Serve as management for entities that provide a wide array of customized financial solutions for restaurant operators. Address of employment: 450 South Orange Avenue Orlando, Florida 32801

              1980 to Present CNL Financial Group, Inc.         Director/Officer
              7/92 to Present Commercial Net Lease Realty, Inc. Director/Officer 5/94 to Present CNL American Properties Fund, Inc. Director

              6/96 to Present CNL Hospitality Properties, Inc.  Director/Officer
              3/98 to Present CNL Retirement Properties, Inc.   Director/Officer

         (d) During the last five years, Bourne has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Bourne has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Bourne was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  U.S. Citizen


         Denwest I, Denwest II, CNL GP, CNL GC, Seneff and Bourne are collectively referred to as the "Reporting Persons."

Item 3.  Source and Amount of Funds or Other Consideration.

         On September 30, 1997 a 5-Year 5% Convertible Redeemable Debenture (the "Debenture") was issued to CNL GC, as agent for Denwest I and Denwest II, among others, pursuant to a Loan and Security Agreement of the same date (the "Loan and Security Agreement"), in exchange for each of Denwest I and Denwest II selling its respective general partnership interest in a joint venture to the Issuer. The Loan And Security Agreement provides for the conversion of the entire principal amount of the Debenture, or any portion thereof, into shares of the Issuer's Common Stock at any time and from time to time until September 30, 2002. The principal amount of the Debenture is $4,400,000.

Item 4.  Purpose of Transaction.

         Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

         Each of the Reporting Persons reserves the right in the future to formulate plans or proposals, and to take action required to implement such plans or proposals, with respect to any or all of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D or with respect to any other matters such Reporting Persons deems advisable. Each of the Reporting Persons reserves the right, either alone or together with one or more other persons (including other Reporting Persons), to have discussions with management, members of the Issuer's board of directors (including other Board Representatives) and other stockholders (including other Reporting Persons) of the Issuer regarding the management, operations and future plans with respect to or affecting the Issuer.

         Currently, the Reporting Persons have the right to convert the Debenture into shares of the Issuer's Common Stock at any time and from time to time. The Reporting Persons have no intention of converting the Debenture, but reserve the right to do so.

Item 5.  Interest in Securities of the Issuer.
         (a)
                                          Common Shares         Percent of
                   Name                Beneficially Owned       Class1
                   ----                ------------------       -----
                  Denwest I               16,622,222.4          31.2%
                  Denwest II              20,984,615.6          39.3%
                  CNL GP                   37,606,838           70.5%
                  CNL GC                        0                0%2
                  Seneff                   37,606,838           70.5%
                  Bourne                   37,606,838           70.5%

-----------------

1. The total number of shares of Common Stock in the class, assuming the full conversion of the Debenture is 53,331,949, shares. Because the Issuer currently has only 40,000,000 shares of Common Stock authorized and 13,925,111 shares issued and outstanding (based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 27, 2001) with an additional 1,800,000 shares reserved for issuance pursuant to the Issuer's stock option plans, the maximum number of shares into which the Debenture could be converted as of the date of this filing is 24,274,889. If not for the limited number of shares of Common Stock currently available for issuance, the Debenture would be convertible into 37,606,838 shares of Common Stock on the date of this filing.

2. See cover page for CNL GC, Footnote 1.

      Denwest I is filing this statement by virtue of its direct beneficial ownership. CNL GP is filing this statement because it is the general partner of Denwest I and Denwest II and may be deemed to be the beneficial owner of the securities. CNL GC is filing this statement because it is the agent for Denwest I and Denwest II under the Loan and Security Agreement and Debenture and possesses the ability to convert the Debenture. CNL GC is also the general partner of CNL Income and Growth Fund, Ltd. and CNL Income and Growth Fund II, Ltd., both of which are limited partners of Denwest I and Denwest II, respectively. Seneff and Bourne are filing this statement because they are the sole shareholders of both CNL GP and CNL GC and may be deemed to control CNL GP and CNL GC.

         (b)  Number of Shares as to which each of the above have:


                          Sole power to vote or direct the vote:
                     (i)  Denwest  I                 16,622,222.4 shares
                          Denwest II                 20,984,615.6 shares
                          CNL GP                     37,606,838 shares
                          CNL GC                     0 shares
                          Seneff                     0 shares
                          Bourne                     0 shares

                          Shared power to vote or direct the vote:
                    (ii)  Denwest I                  0 shares
                          Denwest II                 0 shares
                          CNL GP                     0 shares
                          CNL GC                     0 shares
                          Seneff                     37,606,838 shares
                          Bourne                     37,606,838 shares

                          Sole power to vote or direct the vote:
                   (iii)  Denwest I                  16,622,222.4 shares
                          Denwest II                 20,984,615.6 shares
                          CNL GP                     37,606,838 shares
                          CNL GC                     0 shares
                          Seneff                     0 shares
                          Bourne                     0 shares

                          Shared power to dispose or to direct the disposition:
                    (iv)  Denwest I                  0 shares
                          Denwest II                 0 shares
                          CNL GP                     0 shares
                          CNL GC                     0 shares
                          Seneff                     37,606,838 shares
                          Bourne                     37,606,838 shares


         (c) None of the Reporting Persons has effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this statement.

         (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock or any other securities of the Issuer acquired by the Reporting Persons as described in Item 5.

         (e) Not applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

         As described in Item 3 above, Denwest I, Denwest II, and CNL GC are parties to the Loan and Security Agreement.

         Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material Filed as Exhibits.

          Exhibit 7.1       Loan and Security  Agreement dated as of
                            September 30, 1997 by and between DENAMERICA CORP., a Georgia corporation, ("Corporation"), CNL GROWTH CORP., a Florida corporation ("Agent") as Agent for CNL Income & Growth Fund, Ltd., a Florida limited partnership ("Growth Fund I"), CNL Income & Growth Fund II, Ltd., a Florida limited partnership ("Growth Fund II"), Denglass Restaurants Real Estate Joint Venture, a Florida general partnership ("Denglass"), Denwest Foods, Ltd., a Florida limited partnership ("Denwest I") and Denwest Foods II, Ltd., a Florida limited partnership ("Denwest II"), MIDSOUTH FOODS I, LTD., a Florida limited partnership ("Midsouth I") and MIDSOUTH FOODS II, LTD., a Florida limited partnership ("Midsouth II").

          Exhibit 7.2 5-Year 5% Convertible Redeemable Debenture with DENAMERICA CORP. Footnote 1., a Georgia corporation (the "Corporation"), and CNL GROWTH CORP., a Florida corporation, as agent for Denwest Foods, Ltd, a Florida limited partnership, and Denwest Foods II, Ltd., a Florida limited partnership.


_______________

1. DENAMERICA CORP. is now know as Phoenix Restaurant Group, Inc.

          Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         DENWEST FOODS, LTD.

                         By:  CNL GROWTH PARTNERS, INC.

                              By:
                                  ----------------------------------------------
                              Name:
                                     -------------------------------------------
                              Title:
                                      ------------------------------------------


                         DENWEST FOODS II, LTD.

                         By:  CNL GROWTH PARTNERS, INC.

                              By:
                                   ---------------------------------------------
                              Name:
                                     -------------------------------------------
                              Title:
                                     -------------------------------------------


                         CNL GROWTH PARTNERS, INC.

                         By:      /S/ ROBERT A. BOURNE
                                ------------------------------------------------
                         Name:    ROBERT A. BOURNE
                                ------------------------------------------------
                         Title:   PRESIDENT
                                ------------------------------------------------


                         CNL GROWTH CORP.

                         By:      /S/ ROBERT A. BOURNE
                               -------------------------------------------------
                         Name:    ROBERT A. BOURNE
                               -------------------------------------------------
                         Title:   PRESIDENT
                                 -----------------------------------------------


                         /S/ JAMES M. SENEFF, JR.
                         -------------------------------------------------------
                         James M. Seneff, Jr.


                         /S/ ROBERT A. BOURNE
                         -------------------------------------------------------
                         Robert A. Bourne